Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Michaels Stores, Inc. for the registration of shares of its common stock pertaining to the Michaels Stores, Inc. 2005 Incentive Compensation Plan, and to the incorporation by reference therein of our reports dated April 6, 2005, with respect to the consolidated financial statements of Michaels Stores, Inc., Michaels Stores, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Michaels Stores, Inc. included in its Annual Report (Form 10-K) for the year ended January 29, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
Dallas, Texas
June 16, 2005